

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Reshma Kewalramani
Chief Executive Officer and President
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210

> **Re: Vertex Pharmaceuticals Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2022**
> **File No. 000-19319**

Dear Reshma Kewalramani:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Disclosure Review Program